[redacted]

14047429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

na 3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street, 53rd Floor
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer DiValerio 484-320-6231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street, Boston, Massachusetts 02111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Jennifer DiValerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Investment Partners, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Lisa Ann Bousquet
NOTARY PUBLIC
State of Maine
My Commission Expires 01/16/2017

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

OLD MUTUAL INVESTMENT PARTNERS
(SEC Identification No. 8-50875)

Financial Statements and Supplementary Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control Thereon)

Filed in Accordance with Rule 17a 5(e)(3) as a Public Document

OLD MUTUAL INVESTMENT PARTNERS
(SEC Identification No. 8-50875)

Table of Contents

	Page(s)
Annual Audited Report Form X-17A-5 Part III	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3 – 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 – 13
Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934	14
Schedule II: Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	15
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	16 – 17

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Old Mutual Investments Partners:

We have audited the accompanying financial statements of Old Mutual Investment Partners, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Boston, Massachusetts
February 20, 2014

OLD MUTUAL INVESTMENT PARTNERS

Statement of Financial Condition

December 31, 2013

Assets

Assets:		
Cash and cash equivalents	$	221,284
Receivable from affiliates		590
Other assets		17,115
Total assets		238,989
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates		15,011
Accounts payable, accrued expenses, and other liabilities		34,200
Total liabilities		49,211
Commitments and contingencies (note 6)		
Stockholder's equity:		
Common stock, $100 par value. Authorized, 100,000 shares; issued and outstanding, 10 shares		1,000
Additional paid-in capital		80,258,270
Accumulated deficit		(80,069,492)
Total stockholder's equity		189,778
Total liabilities and stockholder's equity	$	238,989

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Year Ended December 31, 2013

Revenues:	
Commissions and other income	$ 182,977
Total revenues	182,977
Operating expenses:	
Employee compensation and benefits	205,433
Commissions	94,977
IT related expenses	99,000
Professional fees	48,554
Registration fees	26,457
Insurance	19,038
Occupancy	12,047
General office expenses	9,751
Other operating expenses	26,579
Total operating expenses	541,836
Net loss before income tax expense	(358,859)
Income tax expense (note 5)	—
Net loss	$ (358,859)

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2012	$	1,000	80,058,270	(79,710,633)	348,637
Capital contributions		—	200,000	—	200,000
Net loss		—	—	(358,859)	(358,859)
Balance, December 31, 2013	$	1,000	80,258,270	(80,069,492)	189,778

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(358,859)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivable from affiliates		1,027
Prepaid expenses		70,040
Other assets		(1,742)
Payables to affiliates		(43,508)
Accounts payable, accrued expenses, and other liabilities		(3,752)
Net cash used in operating activities		(336,794)
Cash flows from financing activities:		
Capital contributions		200,000
Net cash provided by financing activities		200,000
Net decrease in cash and cash equivalents		(136,794)
Cash and cash equivalents, beginning of year		358,078
Cash and cash equivalents, end of year	$	221,284

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Old Mutual Investment Partners (OMIP or the Company), is a wholly owned subsidiary of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (U.S.) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law. Through April 2012, OMIP acted as a principal underwriter and distributor for Old Mutual Advisor Funds, Old Mutual Advisor Funds II, and Old Mutual Advisor Funds III (collectively, the Old Mutual Funds) all of which were related parties of the Company. OMIP also promoted the sale of shares of the Old Mutual Funds domestically by broker-dealers that are members in good standing of the Financial Industry Regulatory Authority (FINRA). In April 2012, OMCAP sold the Old Mutual Funds to Touchstone Advisors, Inc. OMUSH's affiliated investment managers continue to serve as sub-advisors to a significant majority of those funds, but the company no longer serves as the Old Mutual Funds distributor.

On December 23, 2013, management of the Company filed Form BDW, Uniform Request for Broker-Dealer Withdrawal, with FINRA to withdraw its Broker-Dealer registration from the Securities and Exchange Commission (SEC), Self-Regulatory Organizations and other appropriate jurisdictions where the Company was registered as a broker-dealer, effective December 31, 2013. Going forward, the operating model of the Company will not include providing broker-dealer activities for its affiliates and their affiliated investment products. As of the date of issuance of these financial statements, the Company's request was still pending, see subsequent events note 7.

During the year, the SEC adopted new rules designed to increase protections for investors whose money and securities are held by SEC-registered broker-dealers. As a result of these new rules, broker-dealers are required to file their annual audited financial statements with the Securities Investor Protection Corporation (SIPC), pursuant to Rule 17a-5, in addition to the SEC and other appropriate SRO's. In addition, effective December 31, 2013, Rule 17a-5 paragraph (a)(5) has been amended to a require broker-dealer to file a Form Custody, designed to elicit information concerning whether a broker-dealer maintained custody of customer and non-customer assets and how such assets were maintained, along with its quarterly FOCUS Reports. Although OMIP does not custody customer assets and is expected to be deregistered effective December 31, 2013, the requirements of these rules are still applicable and the Company did file Form Custody with its December 31, 2013 Focus filing.

During the last year, revenues were derived from commissions received from the sale of products managed or sponsored by Old Mutual affiliates. Expenses include those directly related to OMIP broker-dealer activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to the Company's operating activities. OMUSH allocates shared operating expenses to OMIP as discussed in note 4.

Management believes the Company will continue to receive financial support from OMUSH and OMCAP to allow the Company to meet its obligations as they become due through at least a year from the date the financial statements were available to be issued.

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company prepares its financial statements on an accrual basis.

(b) Revenue Recognition

Revenues are accrued as earned.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Income Taxes

The Company uses the asset and liability method of accounting for income taxes on a "separate return" basis. Under this method, a subsidiary is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the parent. The rules followed by the subsidiary in computing its tax or refund should be the same as those followed by a taxpayer filing directly with the taxing authority. Accordingly, the subsidiary's tax provision may be based on a hypothetical separate income tax return. ASC 740-10-30-27 acknowledges that, if the separate return method is used, the sum of the amounts reflected in the financial statements of the individual subsidiaries may not equal the consolidated amount.

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMUSH and OMCAP intend to provide capital contributions to the Company as necessary for it to meet its obligations for at least a year from the date the financial statements were available to be issued. During 2013, OMCAP made cash contributions to the Company in the amount of $200,000 (note 4).

(continued)

(3) Regulatory Requirements

At December 31, 2013, the Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $172,073, which was $147,073 in excess of the minimum net capital required and a ratio of aggregate indebtedness to net capital of 0.29 to 1.

At December 31, 2013, the Company is exempt from the provisions of Rule 15c3-3. After December 31, 2013, it is expected that the Company will no longer be subject to the SEC Rules 15c3-1 or 15c3-3 due to its request for approval of its filed Form BDW, see notes 1 and 7.

(4) Related-Party Transactions

During 2013, the Company received $200,000 from OMCAP in cash capital contributions.

OMUSH allocated expenses amounting to $358,403 that are included in operating expenses.

Certain expenses are paid for by OMUSH and recharged to OMIP, as well as paid for by OMIP and recharged to OMUSH. Such recharges are settled in cash periodically. As of December 31, 2013, $15,011 of these expenses are payable to OMUSH and included in Payables to affiliates in the Statement of Financial Condition.

As OMIP is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Income Taxes

The Company is operating at a loss as a separate taxpayer for the year ended December 31, 2013, therefore there is no current federal or state tax income tax liability. The Company however will be paying $1,256 in non-income based state taxes for 2013.

The actual income tax benefit differs from the expected federal income tax benefit for the following reasons for the year ended December 31, 2013:

Computed "expected" income tax benefit at statutory rate	$	(125,600)
Increase in income taxes resulting from:		
State income taxes, net of federal benefits		(13,795)
Valuation Allowance		139,395
Income tax expense	$	—

(continued)

At December 31, 2013, the Company has gross deferred tax assets as follows:

Deferred tax assets:		
Federal net operating loss carryover	$	37,675,887
State net operating loss carryover		660,829
Total deferred tax asset		38,336,716
Less valuation allowance		(38,336,716)
Net deferred tax assets	$	—

At December 31, 2013, the Company has a federal net operating loss of $107,645,395 that will expire in 2019 through 2033 and state net operating losses of $12,030,175 that will expire in 2014 through 2032. Based on projections of future taxable income, management does not believe it is more likely than not that it will realize the benefit of these deferred tax assets for federal or state income tax purposes. As such, a full valuation allowance has been recorded against the net operating loss carryovers and all the deferred tax assets arising from temporary differences.

The Company adopted the authoritative guidance under generally accepted accounting principles related to the accounting for uncertainty in income taxes. The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. Previously, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company has concluded that there was no impact related to uncertain tax positions on the results of operations of the Company for the year ended December 31, 2013. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2010.

(6) Commitments and Contingencies

At this time, the Company does not have or is not aware of any pending litigation against the Company that would have a material impact on the Company's financial position or results of operations.

(continued)

(7) Subsequent Event Evaluation

The Company's request for withdrawal of its Broker-Dealer Registration (Form BDW) filed on December 23, 2013, see note 1, is pending approval by FINRA. Management anticipates that it will be approved on or around March 1, 2014, effective December 31, 2013. Subsequent to December 31, 2013, the Company no longer conducts broker-dealer activities.

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 20, 2014, the date the financial statements were available to be issued. This evaluation determined that, except for the above disclosure, there are no subsequent events that necessitate disclosure in and/or adjustment to the accompanying financial statements and footnotes.

Schedule I

OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2013

Net capital:		
Total stockholder's equity	$	189,778
Deduct nonallowable assets:		
Receivable from affiliates		590
Other assets		17,115
		17,705
Net capital	$	172,073
Aggregate indebtedness	$	49,211
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3% of total aggregate indebtedness, but not less than $25,000	$	25,000
Excess of net capital over requirement		147,073
Excess of net capital at 1,000%		167,152
Excess of net capital at 1,500%		168,792
Ratio of aggregate indebtedness to net capital		0.29

There were no material differences between the Company's computation of net capital as reflected on the Form X-17A-5, Part IIA and the above computation.

See accompanying report of independent registered public accounting firm.

OLD MUTUAL INVESTMENT PARTNERS
(SEC Identification No. 8-50875)

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2013

At December 31, 2013, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule). Because of this exemption, the Company has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements of Old Mutual Investment Partners (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of trustees, management, the SEC, the Financial Industry Regulatory Agency, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2014

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Trustees
Old Mutual Investment Partners:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Old Mutual Investment Partners (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences; no payments were made for the year ended December 31, 2013.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Old Mutual Investment Partners
200 Clarendon St
53rd Floors
Boston, MA 02116-5021

Sec file number: 8-50875

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jennifer Divalerio 484-320-6231

2. A.	General Assessment (item 2e from page 2)	$0
B.	Less payment made with SIPC-6 filed (exclude interest)	( )
	_______ Date Paid	
C.	Less prior overpayment applied	(2,830.07)
D.	Assessment balance due or (overpayment)	(2,830.07)
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(2,830.07)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $________	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Old Mutual Investment Partners
(Name of Corporation, Partnership or other organization)

Jennifer Divalerio
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 22 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 13 and ending December 31, 20 13
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 140,477
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	140,477
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	140,477
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated		NYSE, Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated		NASDAQ OMX PHLX
		SIPC	Securities Investor Protection Corporation